CUBE CLICK, INC.
EXHIBIT 99

STATEMENT REGARDING TERMINATION OF REGULATION CROWDFUNDING OFFERING

Cube Click, Inc. (the "Company") previously commenced an offering pursuant to Regulation Crowdfunding under the Securities Act of 1933.

The Company subsequently terminated the offering prior to completion. All investment commitments associated with the offering were cancelled, and all funds committed by investors were returned. The Company did not retain any investor funds in connection with the terminated offering.

Accordingly, no investor funds remain outstanding in connection with the terminated Regulation Crowdfunding offering.

Dated: August 19, 2026

CUBE CLICK, INC.

By: /s/ Andrea Cambria
Name: Andrea Cambria
Title: CFO

Filed as an exhibit to Form C-TR - Termination of Reporting.